Exhibit 99.1

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2007

IN U.S. DOLLARS

INDEX
Page
Interim Consolidated Balance Sheets	F-2 – F-3

Interim Consolidated Statements of Income	F-4

Interim Consolidated Statements of Cash Flows	F-5 – F-6

Notes to Interim Consolidated Financial Statements	F-7 – F-24

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2007	December 31, 2006
	Unaudited	*)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$76,971	$67,365
Short-term bank deposits	153	130
Marketable securities	99,964	92,859
Trade receivables (net of allowance for doubtful accounts of $ 3,117 and $ 1,951 at June 30, 2007 and December 31, 2006, respectively)	87,922	81,312
Other receivables and prepaid expenses	16,569	11,399
Inventories	13,580	18,619
Deferred tax assets	12,963	14,478

Total current assets	308,122	286,162

LONG-TERM ASSETS:
Marketable securities	179,268	135,810
Investment in affiliates	1,200	1,200
Severance pay fund	10,923	9,998
Other receivables and prepaid expenses	837	832
Deferred tax assets	4,276	2,917
Property and equipment, net	15,750	15,813
Other intangible assets, net	102,450	111,182
Goodwill	221,590	220,430

Total long-term assets	536,294	498,182

Total assets	$844,416	$784,344

*)	Derived from the audited balance sheet at December 31, 2006.

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	June 30, 2007	December 31, 2006
	Unaudited	*)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$19,907	$22,845
Accrued expenses and other liabilities	164,753	146,990

Total current liabilities	184,660	169,835

LONG-TERM LIABILITIES:
Accrued severance pay	13,508	11,743
Deferred tax liabilities	30,497	33,130
Other long-term liabilities	63	62

Total long-term liabilities	44,068	44,935

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at June 30, 2007 and December 31, 2006; Issued and outstanding: 52,130,738 and 51,091,512 shares at June 30, 2007 and December 31, 2006, respectively;	13,005	12,754
Additional paid-in capital	547,897	522,866
Accumulated other comprehensive income	7,594	7,483
Retained earnings	47,192	26,471

Total shareholders’ equity	615,688	569,574

Total liabilities and shareholders’ equity	$844,416	$784,344

*)	Derived from the audited balance sheet at December 31, 2006.

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2007	2006
	Unaudited

Revenues:
Products	$149,501	$118,818
Services	92,632	66,799

Total revenues	242,133	185,617

Cost of revenues:
Products	42,018	38,867
Services	55,452	42,160

Total cost of revenues	97,470	81,027

Gross profit	144,663	104,590

Operating expenses:
Research and development, net	26,699	20,420
Selling and marketing	55,338	41,426
General and administrative	40,543	26,149
Amortization of acquired intangible assets	3,692	1,226
In-process research and development	—	212

Total operating expenses	126,272	89,433

Operating income	18,391	15,157
Financial and other income, net	6,742	8,008

Income before taxes on income	25,133	23,165
Taxes on income	5,236	5,305

Net income	$19,897	$17,860

Net earnings per share:
Basic	$0.39	$0.36

Diluted	$0.37	$0.35

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2007	2006
	Unaudited
Cash flows from operating activities:
Net income	$19,897	$17,860
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,525	8,173
Stock-based compensation	9,943	5,114
In-process research and development	—	212
Accrued severance pay, net	840	649
Amortization of premium (accretion of discount) and accrued interest on held-to-maturity marketable securities	(146)	151
Deferred taxes, net	(2,571)	(281)
Increase in trade receivables	(6,440)	(1,082)
Increase in other receivables and prepaid expenses	(5,629)	(292)
Decrease in inventories	5,389	4,395
Decrease in trade payables	(2,970)	(1,628)
Increase in accrued expenses and other liabilities	19,024	509
Other	(34)	(64)

Net cash provided by operating activities from continuing operations	50,828	33,716

Net cash provided by operating activities from discontinued operation	476	—

Net cash provided by operating activities	51,304	33,716
Cash flows from investing activities:
Purchase of property and equipment	(4,147)	(3,671)
Proceeds from sale of property and equipment	53	22
Investment in marketable securities	(160,731)	(128,375)
Proceeds from maturity of marketable securities	104,450	95,086
Proceeds from call of long-term held-to-maturity marketable securities	5,864	—
Investment in short-term bank deposits	(77)	(34)
Proceeds from short-term bank deposits	55	54
Capitalization of software development costs	(455)	(526)
Final settlement related to the purchase of Dictaphone CRS division (a)	—	2,000
Payment for the acquisition of FAST Video Security AG (b)	—	(21,313)
Payment of earn-out related to the acquisition of Hannamax Hi-Tech Pty. Ltd.	(500)	(500)
Payment for the acquisition of certain assets and liabilities of Performix (c)	—	(14,170)
Payment of accrued acquisition costs related to IEX acquisition	(1,500)	—
Deferred acquisition costs	—	(223)
Decrease in accrued acquisition costs	(88)	(16)
Other	—	69

Net cash used in investing activities	(57,076)	(71,597)
Cash flows from financing activities:
Proceeds from issuance of shares and exercise of share options, net	11,741	12,711
Tax benefit from exercised options	3,486	2,536
Decrease in accrued offering expenses	—	(273)
Decrease in short-term bank credit assumed in the acquisition of FAST	—	(785)

Net cash provided by financing activities	15,227	14,189

Effect of exchange rate changes on cash	151	145

Increase (decrease) in cash and cash equivalents	9,606	(23,547)
Cash and cash equivalents at the beginning of the period	67,365	254,956

Cash and cash equivalents at the end of the period	$76,971	$231,409

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Six months ended June 30,
		2007	2006
		Unaudited
(a)	Final settlement related to the purchase of Dictaphone CRS division

	Working capital deficit (excluding cash and cash equivalents)	$—	$(3,000)
	Goodwill	—	1,000

		$—	$(2,000)

(b)	Payment for the acquisition of FAST:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$—	$(15)
	Property and equipment	—	256
	In-process research and development	—	212
	Other intangible assets	—	11,753
	Goodwill	—	10,755
	Long-term deferred tax liability	—	(1,449)

		—	21,512
	Less – decrease in prepaid acquisition costs	—	(256)
	Less – accrued acquisition costs	—	57

		$—	$21,313

(c)	Payment for the acquisition of Performix:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$—	$(2,717)
	Property and equipment	—	360
	Other intangible assets	—	8,030
	Goodwill	—	8,754
	Long-term deferred tax liability	—	(24)

		—	14,403
	Less – accrued acquisition costs	—	(533)
	Add – receivable from escrow	—	300

		$—	$14,170

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL
a.	General:

NICE Systems Ltd. (“NICE”) and subsidiaries (collectively - “the Company”) develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data and convert it for business and security performance management applications. The Company’s solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial trunk radio and data networks.

The Company’s products are based on two types of recording platforms – audio and video. The Company’s solutions are offered to various vertical markets in two major sectors: (1) the Enterprise Interaction Solutions Sector – contact centers and trading floors and (2) the Public Safety and Security Sector – safety organizations, transportation, corporate security, gaming and correctional facilities and government and intelligence agencies.

The Company’s products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users.

The Company’s markets are located primarily in North America, Europe, the Middle East and Africa (“EMEA”) and Asia Pacific (“APAC”).

The Company depends on a limited number of contract manufacturers for producing its products. If any of these manufacturers become unable or unwilling to continue to manufacture or fail to meet the quality or delivery requirements needed to satisfy the Company’s customers, it could result in the loss of sales, which could adversely affect the Company’s results of operations and financial position.

The Company relies upon a number of independent distributors to market, sell and service its products in certain markets. If the Company is unable to effectively manage and maintain relationships with its distributors, or to enter into similar relationships with others, its ability to market and sell its products in these markets will be affected. In addition, a loss of a major distributor, or any event negatively affecting such distributors’ financial condition, could cause a material adverse effect on the Company’s results of operations and financial position.

As for major customer data, see Note 5c.

b.	Acquisitions:
1.	Acquisition of Dictaphone’s Communications Recording Systems (“CRS”):

On June 1, 2005, the Company consummated an agreement to acquire the assets and assume certain liabilities of Dictaphone’s Communications Recording Systems (“CRS”) business for $ 40,000 (including acquisition costs). Dictaphone’s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL (Cont.)

On June 27, 2006, the Company and Dictaphone agreed to amend the CRS’s purchase agreement, according to which, Dictaphone paid to the Company $ 2,000 as a final adjustment to the purchase price under the purchase agreement.

The acquisition of CRS expanded the Company’s customer base, presence in the U.S and Europe markets, and its network of distributors and partners. Additionally, the Company broadened its product offerings and global professional services team.

By purchasing CRS, the Company strategically expanded its market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CRS. The results of the CRS’s operations have been included in the consolidated financial statements since June 1, 2005 (“the closing date”).

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Trade receivables	$6,561
Other receivables and prepaid expenses	25
Inventories	7,426
Property and equipment	198
Trademarks	400
Core technology	4,900
Distribution network	10,100
Goodwill	26,311

Total assets acquired	55,921

Trade payables	(569)
Accrued expenses and other liabilities	(17,352)

Total liabilities assumed	(17,921)

Net assets acquired	$38,000

Trademarks, core technology and distribution network in the amount of $ 15,400 are amortized using the straight-line method at an annual weighted average rate of 19.5%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL (Cont.)

In connection with Dictaphone’s patent infringement claim against the Company (filed in June 2000), the Company reached a settlement agreement with Dictaphone (in December 2003) and agreed to dismiss all claims and counterclaims. In connection with the settlement agreement, each of the companies granted the other a perpetual license to certain of their respective patents including the disputed patents. Because the rights were restrictive in terms of transferability, enforceability and the right to sublicense by the grantee, the Company determined that the rights obtained and granted were of equivalent and insignificant value and, therefore, no separate amounts were recorded in the business combination in accordance with Emerging Issues Task Force (“EITF”) 04-01 “Accounting for Preexisting Relationship between the parties to a Business combination”.

2.	Acquisition of Hannamax Hi-Tech Pty. Ltd, (“Hannamax”):

On September 1, 2005, the Company consummated an agreement to acquire the assets and assume certain liabilities of Hannamax Hi-Tech Pty. Ltd, (“Hannamax”) business for $ 2,011 (including acquisition costs), with potential earn out cash payment of up to $ 1,000 based on certain financial performance criteria covering 2005 through 2006. In the second quarter of 2006 and in the second quarter of 2007, the Company paid additional consideration in the amounts of $ 500 and $ 500, respectively due to meeting the performance criteria relating to years 2005 and 2006. Accordingly, the Company recorded additional goodwill in the total amount of $ 1,000.

Hannamax is NICE’s distributor in Australia and New Zealand markets. With the acquisition of Hannamax, the Company expects to expand its customer base and presence in Australia and New Zealand and to expand and strengthen the Company’s support organization in the region.

The factors that contributed to the purchase price that resulted in recognition of goodwill included: the benefits of increased market share geographically, the benefits of vertical integration and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Hannamax. The results of Hannamax’s operations have been included in the consolidated financial statements since September 1, 2005 (“the closing date”).

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Trade receivables	$332
Other receivables and prepaid expenses	16
Inventories	318
Property and equipment	10
Customer relationships	930
Goodwill	2,159

Total assets acquired	3,765

Trade payables	(91)
Accrued expenses and other liabilities	(625)
Other long-term liability	(38)

Total liabilities assumed	(754)

Net assets acquired	$3,011

Customer relationships in the amount of $ 930 are amortized using the straight-line method at an annual rate of 10%.

3.	Acquisition of FAST Video Security AG (“FAST”):

On January 4, 2006, the Company consummated an agreement to acquire all of the outstanding shares of FAST, a Switzerland-based developer of innovative video systems for security and surveillance purposes. Under the agreement, the Company acquired FAST for $ 21,650 in cash (including acquisition costs), with potential earn out based on performance milestones amounting to a maximum of $ 12,000 payable over the next three years.

During the fourth quarter of 2006, the Company estimated that an additional consideration for earn out in the amount of approximately $ 6,200 will be paid by the Company on account of 2006 earn out; accordingly, the Company recorded additional goodwill in this amount.

The acquisition of FAST strengthens the Company’s position in the video security market with smart IP-based solutions and technologies complementary to the Company’s existing digital video offerings. Additionally, the Company extends its presence in the digital video security market by increasing its footprint in Europe and APAC markets with high quality distribution channels and partners, and with new prestigious customers.

By purchasing FAST, the Company strategically expanded its market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL (Cont.)

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of FAST. The results of FAST’s operations have been included in the consolidated financial statements since January 4, 2006 (“the closing date”).

Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$38
Trade receivables	1,869
Other receivables and prepaid expenses	975
Inventories	296
Property and equipment	256
Trademarks	484
Core technology	9,869
In-process research and development	212
Customer relationships	1,400
Goodwill	17,042

Total assets acquired	32,441

Short-term bank credit	(785)
Trade payables	(1,568)
Accrued expenses and other liabilities	(792)
Long-term deferred tax liability	(1,449)

Total liabilities assumed	(4,594)

Net assets acquired	$27,847

The $ 212 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trademarks, core technology and customer relationships in the amount of $ 11,753 are amortized using the straight-line method at an annual weighted average rate of 20%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL (Cont.)
4.	Acquisition of Performix:

On May 22, 2006, the Company consummated an agreement to acquire all of the outstanding shares of Performix Software Limited and to acquire the assets and assume certain liabilities of Performix Holdings Inc. and its subsidiaries (collectively “Performix”). Under the agreement, the Company acquired Performix for a total purchase price of $ 13,910 in cash (including acquisition costs). The purchase price may increase by up to an additional $ 3,150 based on certain performance criteria for the twelve month period ending July 1, 2007.

Performix was among the first to recognize the potential in the area of contact center performance management (CCPM), an emerging trend in the contact center market. The acquisition of Performix extends NICE’s solutions portfolio for the contact center market.

The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share vertically, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Performix. The results of Performix’s operations have been included in the consolidated financial statements since May 22, 2006 (“the closing date”).

Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$22
Trade receivables	724
Other receivables and prepaid expenses	325
Property and equipment	360
Trade name	580
Core technology	5,790
Customer relationships and distribution network	1,690
Goodwill	8,292

Total assets acquired	17,783

Trade payables	(1,328)
Accrued expenses and other liabilities	(2,521)
Long-term deferred tax liability	(24)

Total liabilities assumed	(3,873)

Net assets acquired	$13,910

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL (Cont.)

Trade name, core technology, customer relationships and distribution network in the amount of $ 8,060 are amortized using the straight-line method at an annual weighted average rate of 26%.

5.	Acquisition of IEX:

On July 7, 2006, the Company consummated an agreement to acquire all of the outstanding shares of IEX Corporation (“IEX”), a worldwide provider of contact center workforce management solutions. Under the agreement, the Company acquired the shares of IEX, a wholly owned subsidiary of Tekelec, for approximately $ 204,900 in cash (including acquisition costs).

The acquisition of IEX allows NICE to offer its customers and partners a more extensive product portfolio in the industries in which NICE operates. IEX is a leading vendor in workforce management, strategic planning and performance management solutions for the contact center market. IEX provides a high-end centralized solution that compiles data seamlessly across the enterprise, enabling more accurate and effective forecasting, planning and scheduling.

By purchasing IEX, the Company strategically expanded its market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of IEX. The results of the IEX operations have been included in the consolidated financial statements since July 7, 2006 (“the closing date”).

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 1:—	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$67
Trade receivables	7,215
Other receivables and prepaid expenses	346
Inventories	1,016
Short-term deferred tax assets	9,007
Property and equipment	315
Trade name	4,090
Core technology	35,060
In-process research and development	12,670
Customer relationships	39,020
Goodwill	141,049

Total assets acquired	249,855

Trade payables	(292)
Accrued expenses and other liabilities	(12,838)
Short-term deferred tax liabilities	(2,916)
Long-term deferred tax liabilities	(28,909)

Total liabilities assumed	(44,955)

Net assets acquired	$204,900

The $ 12,670 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trade name, core technology and customer relationships in the amount of $ 78,170 are amortized using the straight-line method at an annual weighted average rate of 12%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 1:—	GENERAL (Cont.)
6.	Unaudited Pro-forma condensed results of operations:

The following represents the unaudited pro-forma condensed results of operations for the six months ended June 30, 2006, assuming that the acquisitions of FAST, Performix and, IEX occurred on January 1, 2006. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on that dates, nor does it purport to represent the results of operations for future periods.

Six months ended June 30, 2006
Unaudited

Revenues	$223,888

Net income	$21,262

Basic net earnings per share	$0.43

Diluted net earnings per share	$0.41
c	Basis of preparation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2007.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 2:—	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2006 are applied consistently in these financial statements.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	For further information, refer to the consolidated financial statements as of December 31, 2006.
c.	Accounting for Stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

Prior to January 1, 2006, the Company accounted for options granted to employees and directors under the recognition and measurement provisions of APB 25 as permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) whereby compensation expenses is equal to the excess, if any of the quoted market price of the stock over the exercise price at the grant date of the award.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in the six month periods ended June 30, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 2:—	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
d.	Recently issued accounting pronouncements:

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The company adopted FIN No. 48 effective January 1, 2007. FIN No. 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The Company has decided to classify interest as financial expenses and penalties as general and administrative expenses. The Company’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN No. 48.

The Company has unrecognized tax benefits of approximately $ 10,800 as of January 1, 2007, of which $ 10,200 if recognized would result in a reduction of the Company’s effective tax rate. Interest and penalties are immaterial at the date of adoption and are included in the unrecognized tax benefits.

As a result of the implementation of FIN No. 48, the Company recognized a $ 824 decrease in liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.

As of January 1, 2007, the Company is subject to Israeli income tax examinations for the tax years 2002 through 2006, to U.S. Federal income tax examinations for the tax years of 2003 through 2006 and to other income tax examinations for the tax years of 2002 through 2006.

During the six month period ended June 30, 2007, the Company recorded an increase of its unrecognized tax benefits for the current year of approximately $ 1,400 and a reduction for tax positions of prior years of approximately $ 780.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this standard will not have a material effect on its consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 2:—	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

NOTE 3:—	INVENTORIES

	June 30, 2007	December 31, 2006
	Unaudited	*)

Raw materials	$1,639	$2,457
Work-in-progress	75	56
Finished goods	11,866	16,106

	$13,580	$18,619
*)	Derived from the audited balance sheet at December 31, 2006.
NOTE 4:—	LEGAL PROCEEDINGS
a.

On October 19, 2004, CipherActive filed an action against the Company in the District Court of Tel Aviv, State of Israel. In this lawsuit, CipherActive claims that under a development agreement with the Company, it is entitled to receive license fees in respect of certain software that it allegedly developed for the Company and which has been embedded in one of the Company’s products. CipherActive claims that it is entitled to license fees in the amount of $ 600 in addition to the amount of $ 100 already paid to CipherActive by the Company in respect of such license fees. In the Company’s statement of defense it claims that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in the Company’s product and, therefore, CipherActive is not entitled to any additional license fees. On February 1, 2007, a preliminary hearing took place, during which the Company suggested that the parties submit the dispute to mediation. Although the court approved the mediation, the parties failed to find an appropriate mediator. In a pretrial hearing that took place on May 27, 2007, the court accepted CipherActive’s request to allow additional time for negotiations between the parties. An additional pretrial hearing that was scheduled to take place on July 8, 2007, has been postponed by the court and a new date for the hearing is yet to be determined.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 4:—	LEGAL PROCEEDINGS (Cont.)
b.

On July 20, 2004, STS Software System Ltd. (“STS”), a wholly owned subsidiary of the Company, brought a lawsuit against Witness Systems, Inc. (currently: Verint America Inc. , a wholly owned subsidiary of Verint Systems, Inc.) (“Witness Systems”) asserting that Witness Systems is infringing three U.S. patents of STS relating to Voice over Internet Protocol (“VoIP”). STS claims that Witness Systems infringes the VoIP patents by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by the patents. STS is seeking a permanent injunction to prevent Witness Systems from making, using, offering to sell or selling any product in the United States that infringes these patents. In response, Witness Systems is asserting that the patents are invalid and not infringed. By order of the court on June 26, 2007, the Company joined as a plaintiff in the litigation. The case, which is pending in the U.S. District Court for the Northern District of Georgia is in discovery. A trial is set to begin no later than March 15, 2008.

On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against NICE Systems Inc., a wholly owned subsidiary of the Company. Witness Systems is alleging infringement of two U.S. patents entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote Location” and is seeking unspecified damages and injunctive relief. On February 24, 2005, Witness Systems filed a similar action in the Northern District of Georgia against the Company alleging infringement of the same two patents. The two actions were consolidated in April 2005. The Company has denied infringing these patents and is vigorously defending against Witness Systems’ claims. In addition, the Company has asserted its right to be indemnified for losses arising out of the claims of infringement in this litigation pursuant to an agreement between the Company and Netopia, Inc., the Company’s vendor. The case is currently in discovery and no trial date has been set.

On January 19, 2006, Witness Systems filed a new patent infringement action in the United States District Court for the Northern District of Georgia against the Company and its wholly owned subsidiary, NICE Systems Inc., alleging infringement of a U.S. patent relating to technology to extract particular information from recorded telephone conversations. This technology is used as an option with a Company product called NicePerform. Witness Systems is requesting unspecified damages and a permanent injunction to prevent any sale of allegedly infringing products. The Company has denied all material allegations and is asserting a number of defenses. The Company believes that the claims are without merit and intends to vigorously defend against them. The case is currently in discovery.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 4:—	LEGAL PROCEEDINGS (Cont.)

On May 10, 2006, the Company and its wholly owned subsidiary, NICE Systems, Inc. filed a new lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging including event triggered call and screen recording, “cradle-to-grave” recording of customer calls, traditional TDM loggers, off-site storage of calls, and multi-stage telephone data logging. In this lawsuit, the Company claims that Witness Systems infringes the Company’s patents by marketing and selling products that use methods, products and systems which the Company believes are protected by Company’s patents. The Witness products the Company has accused of infringing its patents include Impact 360®, ContactStore®, eQuality ContactStore®, ContactStore for Communication Manager®, eQuality ContactStore for Communication Manager® and Eyretel’s MediaStore®. The Company is seeking a permanent injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes these patents. In addition, the Company is seeking damages for Witness Systems’ past willful infringement of these patents. The case is in discovery and a trial is scheduled to begin on January 15, 2008.

On December 28, 2006, the Company and its wholly owned subsidiary, Nice Systems Inc., filed an action against Witness Systems, Inc., seeking a declaration from the court that a certain patent, which is closely related to the patent aforementioned with respect to the lawsuit filed by Witness Systems on January 19, 2006, is invalid and not infringed. The case is in its very early stages and discovery has not yet begun.

For the above-mentioned legal proceedings, the Company currently is not able to evaluate the probability of favorable or unfavorable outcome with any degree of certainty.

c.

The Company is currently in dispute with Origin Data Realisation Limited (“Origin”) relating to the terms of a license of software and other matters. The dispute was submitted to mediation and a settlement dialogue is ongoing. To date, no formal legal proceedings have been instituted by either side.

d.

On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of two U.S patents, which the Company subsequently acquired from Dictaphone. This lawsuit has been settled in principle. The documentation for this settlement has been finalized and is expected to be signed.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
NOTE 4:—	LEGAL PROCEEDINGS (Cont.)
e.

In December 2006, Calyon Corporate and Investment Bank (“Calyon”) filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, totaling an amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to the Company’s account, at the instruction of Thales, in connection with the acquisition of Thales Contact Solutions (“TCS”) from Thales. The Company notified TCS in 2004 that it had setoff such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation and a preliminary mediation hearing took place on July 26, 2007. This lawsuit is in its initial stages.

f.

On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of the Company, in the Cantonal Court of Zug, Switzerland. The claim is in the amount of approximately $ 1,600 (EUR 1,187,793), plus interest at 5% per annum, and is made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG. On June 19, 2007, the Company and Formatest AG entered into an agreement settling all claims. The Company believes it is entitled to recover all or a substantial part of the settlement amount paid to Formatest AG (with the addition of legal costs), under the terms of indemnification provision contained in the sale and purchase agreement between the Sellers and the Company dated November 16, 2006, relating to the acquisition of the shares in FAST Video Security AG (now NICE Switzerland AG). The Company has issued a set-off letter to the Sellers dated July 11, 2007, for full indemnity of the settlement amount. However, the Sellers contest any such liability to pay the indemnification amount. The Company and the Sellers are discussing potential settlement; however no assurance can be made that such a settlement will be reached.

g.

The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 5:—	GEOGRAPHIC SEGMENT, PRODUCT LINE AND MAJOR CUSTOMER INFORMATION

Summary financial information based on reportable segments is provided in the tables below. Each geographical segment represents revenues originating from that reportable segment.

a.

	Six months ended June 30, 2007 (unaudited)
	Americas	EMEA*)	APAC**)	Not allocated	Total

Revenues	$138,477	$71,838	$31,818	—	$242,133

Gross profit (loss)	$85,860	$46,452	$21,815	($9,464)	$144,663

Operating expenses	$31,797	$17,505	$6,422	$70,548	$126,272

Operating income (loss)	$54,064	$28,946	$15,393	($80,012)	$18,391

	Six months ended June 30, 2006 (unaudited)
	Americas	EMEA*)	APAC**)	Not allocated	Total

Revenues	$108,413	$53,622	$23,582	—	$185,617

Gross profit (loss)	$60,696	$33,248	$15,370	($4,724)	$104,590

Operating expenses	$26,321	$13,671	$4,452	$44,989	$89,433

Operating income (loss)	$34,375	$19,577	$10,918	($49,713)	$15,157
*)	Includes Europe, the Middle East (including Israel) and Africa
**)	Includes Asia Pacific

The following presents long-lived assets of June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
	Unaudited	*)

Americas	$255,324	$261,408
EMEA	80,639	82,966
APAC	3,827	3,051

	$339,790	$347,425

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 5:—	GEOGRAPHIC SEGMENT, PRODUCT LINE AND MAJOR CUSTOMER INFORMATION (Cont.)
b.	Product lines:
Total revenues from external customers on the basis of the Company’s product lines are as follows:

	Six months ended June 30,
	2007	2006
	Unaudited

Enterprise Interaction Solutions	$188,375	$134,589
Public Safety and Security sector	53,758	51,028

	$242,133	$185,617
c.	Major customer data as a percentage of total revenues:
Customer A	13%	18%

NOTE 6:—	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

a.	Numerator:

	Six months ended June 30,
	2007	2006
	Unaudited
Numerator for basic and diluted net earnings per share -
Net income available to Ordinary shareholders	$19,897	$17,860
b.	Denominator (in thousands):

Denominator for basic net earnings per share -

Weighted average number of shares	51,668	48,985

Effected of dilutive securities:

Add – Employee stock options	2,134	2,563
Add – Employee Stock Purchase Plan	—	1

Denominator for diluted net earnings per share – adjusted weighted average shares assuming exercise of options	53,802	51,549

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 7:—	TOTAL COMPREHENSIVE INCOME

	Six months ended June 30,
	2007	2006
	Unaudited
Net income	$19,897	$17,860
Unrealized gains (losses) on derivative instruments, net	(951)	411
Foreign currency translation adjustments	1,062	3,159

Total comprehensive income	$20,008	$21,430
NOTE 8:—	SUBSEQUENT EVENT

On July 2, 2007 the Company signed an agreement to acquire all of the outstanding shares of Actimize Ltd (“Actimize”), a leading provider of transactional risk management software for the financial services industry, for an aggregate consideration of approximately $ 285,000 (including acquisition costs), including $ 224,300 in cash and 1,501,933 American Depositary Shares (“ADSs”) of NICE valued at approximately $ 52,900. In addition, NICE issued 987,104 options and restricted shares to the holders of partially vested options and restricted shares of Actimize upon closing of the acquisition. The fair value of the vested portion of these options in the amount of approximately $ 7,600 was added to the purchase price. The acquisition of Actimize will be accounted for by the purchase method and accordingly, the purchase price will be allocated according to the estimated fair value of the assets acquired and liabilities assumed of Actimize.

On August 29, 2007, to finance a portion of the cash consideration for the Actimize transaction, the Company entered into an unsecured loan agreement and a letter of undertaking with a bank, which provide for a term loan of $ 120,000. The loan is repayable in one installment on February 29, 2008. The Company may voluntarily prepay all or part of the loan, with no penalty, in amounts of no less than $ 5,000, on any interest repayment date. The loan bears interest payable monthly, at an annual rate of LIBOR plus a margin of 0.45%. The letter of undertaking includes financial covenants requiring the Company to maintain a ratio of total debt and financial obligations to cash and cash equivalents and marketable securities of not more than 2.0, and shareholders’ equity at a rate of at least 45% of the total liabilities and shareholders’ equity, provided that shareholders’ equity shall in any event total at least $ 500,000. The letter of undertaking also includes covenants restricting the creation of liens on the Company’s assets other than liens on its cash and cash equivalents and marketable securities in the aggregate amount of $ 150,000, and the granting of guarantees by the Company for the benefit of any third parties.